Commission File No.: 001-08944 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities and Exchange Act of 1934

Subject Company: United States Steel Corporation Commission File No.: 001-16811

NEWS RELEASE

Cleveland-Cliffs Receives Exclusive Assignment of Right to Bid from United Steelworkers

CLEVELAND – August 17, 2023 – Cleveland-Cliffs Inc. (NYSE: CLF) ("Cleveland-Cliffs" or "Cliffs") today announced receipt of the assignment of the United Steelworkers' (USW) right to bid under their Basic Labor Agreement with United States Steel Corporation (NYSE:X) ("U.S. Steel"). With this exclusive assignment, Cliffs is the only realistic buyer able to acquire the totality of U.S. Steel. Furthermore, Cliffs has agreed to assume, upon closing of a transaction, all of the agreements between U.S. Steel and the USW that are applicable to the U.S. Steel employees.

Under the terms of the USW's collective bargaining agreement with U.S. Steel, a potential sale of the whole company or USW-represented assets could not be consummated without the support of the USW. The assignment transfers to Cliffs the USW's right to bid on such potential transactions. The USW's transfer and assignment only applies to Cliffs.

Lourenco Goncalves, Cliffs' Chairman, President and Chief Executive Officer said: "I want to thank Tom Conway for working as a true partner with me. I also want to say to the employees of U.S. Steel who are watching this all unfold: I have your back."

The full text of the letter from the USW to Cleveland-Cliffs is included below:

Dear Mr. Goncalves:

Cleveland-Cliffs Inc. (Cleveland-Cliffs) announced on August 13, 2023 that it had presented to the board of directors of U.S. Steel Corporation (U.S. Steel) a proposal to acquire 100% of the outstanding stock of U.S. Steel. U.S. Steel later announced that it has initiated a formal review process to evaluate strategic alternatives.

The Union's Basic Labor Agreement (BLA) with U.S. Steel includes at Article Eleven, Section D a Right to Bid on a transaction involving U.S. Steel, and grants the Union, at Paragraph 7 of Article Eleven, Section D, the right to transfer or assign its rights to another person or entity. By this letter, the Union transfers and assigns to Cleveland-Cliffs the Union's Right to Bid. The Union's transfer and assignment only applies to Cleveland-Cliffs. I will inform you in writing if anything should change regarding this transfer and assignment.

Further, the parties agree that upon closing, Cleveland-Cliffs shall assume all of the agreements between U.S. Steel and the Union that are applicable to the U.S. Steel Employees that the Union represents and that Cleveland-Cliffs shall honor the commitments contained in those agreements. Please sign below to acknowledge the assumption of those agreements.

Very truly yours,
Thomas M. Conway
International President

A copy of the signed letter and other relevant materials have been posted to the Cliffs' website at www.clevelandcliffs.com.

Moelis & Company LLC, Wells Fargo, J.P. Morgan, UBS, MUFG and Truist Securities are acting as financial advisors to Cleveland-Cliffs and Davis Polk & Wardwell LLP is serving as legal counsel.

About Cleveland-Cliffs Inc.

Cleveland-Cliffs is the largest flat-rolled steel producer in North America. Founded in 1847 as a mine operator, Cliffs also is the largest manufacturer of iron ore pellets in North America. The Company is vertically integrated from mined raw materials, direct reduced iron, and ferrous scrap to primary steelmaking and downstream finishing, stamping, tooling, and tubing. Cleveland-Cliffs is the largest supplier of steel to the automotive industry in North America and serves a diverse range of other markets due to its comprehensive offering of flat-rolled steel products. Headquartered in Cleveland, Ohio, Cleveland-Cliffs employs approximately 27,000 people across its operations in the United States and Canada.

Forward-Looking Statements

Source: Cleveland-Cliffs Inc.

MEDIA CONTACT:
Patricia Persico
Senior Director, Corporate Communications
(216) 694-5316

INVESTOR CONTACT:
James Kerr
Manager, Investor Relations
(216) 694-7719

UNITED STEELWORKERS RIGHTS EXPLAINED

The Basic Labor Agreement with the USW provides rights in the event of a U.S. Steel sale

Plain Reading of the USW Basic Labor Agreement:

- **Successorship Rights**
  - Requires the buyer to come to terms with the USW on a labor agreement **before** a transaction is concluded
  - Gives the USW de-facto **veto power** on a potential sale of the whole company or USW-represented assets

- **Right to Bid**
  - The USW can assign its rights under this agreement to another entity
  - The **USW has designated Cliffs** as the assignee

- **30-year history of the USW using this same language to direct transactional outcomes for the betterment of U.S. union-represented workers**

- **In practice, an M&A transaction could not be consummated without the support of the USW**

CLIFFS

UNITED STEELWORKERS USW UNITY AND STRENGTH FOR WORKERS

1
© 2023 Cleveland-Cliffs Inc. All Rights Reserved.
CLIFFS

Forward Looking Statements
This report and the accompanying materials contain statements that constitute “forward-looking statements” within the meaning of the federal securities laws. All statements other than historical facts, including, without limitation, statements regarding our current expectations, estimates and projections about our industry, our business or a transaction with U.S. Steel, are forward-looking statements. We caution investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the risk that a transaction with U.S. Steel may not be consummated; the risk that a transaction with U.S. Steel may be less accretive than expected, or may be dilutive, to Cliffs’ earnings per share, which may negatively affect the market price of Cliffs common shares; the possibility that Cliffs and U.S. Steel will incur significant transaction and other costs in connection with a potential transaction, which may be in excess of those anticipated by Cliffs; the risk that the financing transactions to be undertaken in connection with a transaction have a negative impact on the combined company’s credit profile or financial condition; the risk that Cliffs may fail to realize the benefits expected from a transaction; the risk that the combined company may be unable to achieve anticipated synergies or that it may take longer than expected to achieve those synergies; the risk that any announcements relating to, or the completion of, a transaction could have adverse effects on the market price of Cliffs common shares; and the risk related to any unforeseen liability and future capital expenditure of Cliffs related to a transaction.
For additional factors affecting the business of Cliffs, refer to Part I – Item 1A. Risk Factors of our Annual Report on Form 10-K for the year ended December 31, 2022, and other filings with the U.S. Securities and Exchange Commission (the “SEC”).
Important Information for Investors and Shareholders
This report relates to a proposal that Cliffs has made for an acquisition of U.S. Steel. In furtherance of this proposal and subject to future developments, Cliffs may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This report is not a substitute for any proxy statement, registration statement, tender offer statement or other document Cliffs may file with the SEC in connection with the proposed transaction.

Investors and security holders of Cliffs are urged to read the proxy statement(s), registration statement, tender offer statement and/or other documents filed with the SEC carefully in their entirety if and when they become available, as they will contain important information about the proposed transaction. Any definitive proxy statement(s) (if and when available) will be mailed to shareholders of Cliffs. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Cliffs through the website maintained by the SEC at http://www.sec.gov.
This report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
This report is neither a solicitation of a proxy nor a substitute for any proxy statement or other filing that may be made with the SEC. Nonetheless, Cliffs and its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Cliffs is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 14, 2023, and its proxy statement for its 2023 annual meeting of shareholders, which was filed with the SEC on April 3, 2023.
Any information concerning U.S. Steel contained in this report has been taken from, or based upon, publicly available information. Although Cliffs does not have any information that would indicate that any information contained in this report that has been taken from such documents is inaccurate or incomplete, Cliffs does not take any responsibility for the accuracy or completeness of such information. To date, Cliffs has not had access to the books and records of U.S. Steel.

UNITED STEELWORKERS
USW
UNITY AND STRENGTH FOR WORKERS

Thomas M. Conway
International President

August 17, 2023

Lourenco Goncalves
Chairman, President and Chief Executive Officer
Cleveland-Cliffs Inc.
200 Public Square
Suite 3300
Cleveland, OH 44114

**Re: Cleveland-Cliffs Proposal Concerning U.S. Steel
Assignment of Union's Right to Bid**

Dear Mr. Goncalves:

Cleveland-Cliffs Inc. (Cleveland-Cliffs) announced on August 13, 2023 that it had presented to the board of directors of U.S. Steel Corporation (U.S. Steel) a proposal to acquire 100% of the outstanding stock of U.S. Steel. U.S. Steel later announced that it has initiated a formal review process to evaluate strategic alternatives.

The Union's Basic Labor Agreement (BLA) with U.S. Steel includes at Article Eleven, Section D a Right to Bid on a transaction involving U.S. Steel, and grants the Union, at Paragraph 7 of Article Eleven, Section D, the right to transfer or assign its rights to another person or entity. By this letter, the Union transfers and assigns to Cleveland-Cliffs the Union's Right to Bid. The Union's transfer and assignment only applies to Cleveland-Cliffs. I will inform you in writing if anything should change regarding this transfer and assignment.

Further, the parties agree that upon closing, Cleveland-Cliffs shall assume all of the agreements between U.S. Steel and the Union that are applicable to the U.S. Steel Employees that the Union represents and that Cleveland-Cliffs shall honor the commitments contained in those agreements. Please sign below to acknowledge the assumption of those agreements.

Very truly yours,

Thomas M. Conway

Thomas M. Conway
International President

United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union

60 Boulevard of the Allies, Pittsburgh, PA 15222 • 412-562-2400 • 412-562-2598 (Fax) • www.usw.org